Filed Pursuant to Rule 433
Registration No. 333-153608-05
August 13, 2009

The Cleveland Electric Illuminating Company

Pricing Term Sheet

Issuer	The Cleveland Electric Illuminating Company
Ratings*	Baa1/BBB+ (Moody’s/S&P)
Principal Amount	$300,000,000
Security Type	First Mortgage Bonds, 5.500% Series Due 2024
Trade Date	August 13, 2009
Settlement Date	August 18, 2009; T+3
Maturity Date	August 15, 2024
Interest Payment Dates	February 15 and August 15
First Interest Payment Date	February 15, 2010
Call Provisions	Make-whole call at T+30 bps
Treasury Benchmark	UST 3.125% due May 15, 2019
Benchmark Yield	3.603%
Spread to Benchmark	+195 bps
Reoffer Yield	5.553%
Coupon	5.500%
Price to Public	99.466%
Net Proceeds (%)	98.716%
Net Proceeds ($)	$296,148,000
Joint-Bookrunners	Goldman, Sachs & Co. (30%)
KeyBanc Capital Markets Inc. (30%)
UBS Securities LLC (30%)
Co-Managers	Blaylock Robert Van, LLC (3.34%)
Daiwa Securities America Inc. (3.33%)
Fifth Third Securities, Inc (3.33%)
CUSIP	186108 CJ3
ISIN	US186108CJ39

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling toll-free at 1-866-471-2526, UBS Securities LLC by calling toll-free at 1-877-827-6444, ext. 561-3884 or KeyBanc Capital Markets Inc. by calling toll-free at 1-866-227-6479.